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                                                                   EXHIBIT 99.01



                        Risk Factors You Should Consider

Dependence on the Pharmaceutical and Biotechnology Industries

      Our revenues depend on the research and development and sales and marketing expenditures of the pharmaceutical and biotechnology industries. To date, we have benefited from the tendency of companies in those industries to hire outside organizations to conduct large clinical research and sales and marketing projects. If these industries experience a general market decline or begin to reduce their propensity to outsource those projects, our operations and financial condition could be materially and adversely affected.

Management of Growth

      We have grown rapidly over the past 10 years. We believe that our continued growth may place a strain on our existing operational, human and financial resources. In order to manage our growth, we must continue to
      (1) improve our operating and administrative systems, (2) attract and retain qualified management, professional, scientific and technical personnel and (3) assimilate differences in foreign business practices and overcome language barriers.

      Under our transnational organizational structure, a holding company manages the operations of our service groups which perform complementary functions. To date, this structure has successfully supported our growth. We recently completed a number of acquisitions, and we cannot assure you that our operational structure will continue to be effective. Failure to effectively manage our growth could result in a material adverse effect on our operations and financial condition.



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Risks Associated with Acquisitions

      We have completed numerous acquisitions both within the United States and internationally over the last several years and in 1998. In addition, we are currently reviewing many acquisition candidates and continually evaluating and competing for new acquisition opportunities. Acquisitions involve numerous risks, including:

            --    difficulties and expenses incurred during the acquisition;

            -- integration of the acquired companies' operations and services;

            -- diversion of our management's attention from other business concerns;

            --    potential loss of the acquired companies' key employees;

            --    the risk that acquired companies will not perform as expected;

            --    Year 2000 risks of the acquired companies;

            -- additional risks of assimilating differences in foreign business practices and overcoming language barriers (for acquisitions of foreign companies);

            -- potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification we may obtain from the sellers; and

            -- expenses related to acquisition negotiations that are not completed.

      We cannot assure you that we can continue to successfully integrate into our operations our past acquisitions or those we complete in the future. Furthermore, we cannot assure you that we will either successfully complete future acquisitions or that our completed acquisitions will contribute favorably to our operations and future financial condition. The realization of any of these risks associated with acquisitions could result in a material adverse effect on our operations and financial condition.

Risks Relating to Contract Sales Services

      Outsourced contract sales services, or hiring outside organizations to perform sales and marketing projects, is a relatively new industry in some countries where we operate. We believe that this industry emerged because of regulatory agencies' actions to place cost containment pressure on pharmaceutical companies. As a result, large pharmaceutical companies began to outsource their sales and marketing activities incident to product launches (which typically require deployment of large numbers of sales personnel for a relatively short amount of time). Many countries, including the United States, have a low level of market penetration for outsourced sales and marketing services. Thus, all companies in this industry are subject to the risks inherent in a new or emerging industry, including:


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            --    an inability to attract and retain customers;

            --    changes in the regulatory regime;

            --    an absence of an established earnings history;

            --    the availability of properly trained personnel; and

            --    any unforeseen costs and expenses.

Competition

      Since we offer an extensive range of services, we face a broad range of competitors. Some of our competitors compete against us only with respect to a single service or group of services, while others may compete across a broader portion of our service lines. Our competitors generally fall within the following categories:

            Contract Research: traditional contract research organizations; the in-house research and development departments of pharmaceutical companies; universities; and teaching hospitals; consulting firms, including boutique firms specializing in the healthcare industry and the healthcare departments of large consulting firms.

            Contract Sales: in-house sales and marketing departments of pharmaceutical companies; contract sales organizations in countries where we operate; and consulting firms offering medical communications services.

     Factors that affect our ability to compete include:

            -- the highly competitive nature of the market for contract research services;

            -- our competitors' expansion into other areas in which we operate;

            -- increases in competition, which may lead to price and other forms of competition that could have an effect on our profit margins;

            -- consolidation within the pharmaceutical industry, compounded by a trend among pharmaceutical companies to limit outsourcing to fewer full-service global organizations; and

            -- the trend towards consolidation among the providers of contract research and contract sales services, which could result in greater competition among the larger contract research and contract sales providers for customers and acquisition candidates.


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Loss or Delay of Large Contracts

      Most of our customers can terminate our contracts upon 15-90 days' notice. In the event of termination, our contracts often provide for fees for winding down the project. Still, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our future net revenue and profitability.

Variability of Backlog

      We report backlog based on anticipated net revenue from uncompleted projects that a customer has authorized. A number of factors may affect our backlog, including:

            -- the variable size and duration of projects (some are performed over several years);

            --    the loss or delay of projects; and

            --    a change in the scope of work during the course of a project.

      We cannot assure you that the backlog we have reported will be indicative of our future results.

Risks of Cost Overruns on Fixed Price Contracts

      Most of our service contracts have either a fixed price, a fixed price with variable components or a fee-for-service subject to a cap. Under this structure, we bear the risk of cost overruns. Underpricing of contracts or significant cost overruns could have a material adverse effect on us.

Impact of the Year 2000 Issue

      The Year 2000 issue results from computer processors and software failing to process date values correctly, potentially causing system failures or data corruption. The Year 2000 issue could cause disruptions of our operations, including, among other things, a temporary inability to process information; receive information, services or products from third parties; interface with customers in the performance of contracts; or operate or communicate in some or all of the regions in which we do business.



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      We face both internal and external risks from the Year 2000 issue. If realized, these risks could have a material adverse effect on our business, results of operations or financial condition. Our primary internal risk is that our systems will not be Year 2000 compliant on time. The magnitude of this risk depends on our ability to achieve compliance of both internally and externally developed systems or to migrate to alternate systems in a timely fashion. The decentralized nature of our business may compound this risk if we are unable to coordinate efforts across our global operations on a timely basis. We have established a Year 2000 Program that management believes will successfully address these risks, however, we cannot guarantee that this program will be completed in a timely manner. For a more complete discussion of our Year 2000 Program and progress to date, you should refer to the explanation of it in Management's Discussion and Analysis of Financial Condition and Results of Operations included in our most recent Form 10-Q

      Notwithstanding our Year 2000 Program, we also face external risks that may be beyond our control. Our international operations and our relationships with foreign third parties create additional risks for us, as many countries outside the United States have been less attuned to the Year 2000 issue. These risks include the possibility that infrastructural systems, such as electricity, water, natural gas or telephony, will fail in some or all of the regions in which we operate, as well as the danger that the internal systems of our foreign suppliers, service providers and customers will fail. Our business also requires considerable travel, and our ability to perform services under our customer contracts could be negatively affected if air travel is disrupted by the Year 2000 issue.

      In addition, our business depends heavily on the healthcare industry, particularly on third party physician investigators. The healthcare industry, and physicians' groups in particular, to date may not have focused on the Year 2000 issue to the same degree as some other industries, especially outside of major metropolitan centers. As a result, we face increased risk that our physician investigators will be unable to provide us with the data that we need to perform under our contracts on time, if at all. Thus, the clinical study involved could be slowed or brought to a halt. Also, the failure of our customers to address the Year 2000 issue could negatively impact their ability to utilize our services. While we intend to develop contingency plans to address certain of these risks, we cannot assure you that any developed plans will sufficiently insulate us from the effects of these risks. Any disruptions resulting from the realization of these risks would affect our ability to perform our services. If we are unable to receive or process information, or if third parties are unable to provide information or services to us, we may not be able to meet milestones or obligations under our customer contracts, which could have a material adverse effect on our business and financial results.

      Our estimates regarding the cost, timing and impact of addressing the Year 2000 issue are based on numerous assumptions of future events, including the continued availability of certain resources, our ability to meet our deadlines and the cooperation of third parties. We cannot guarantee that our assumptions will be correct and that these estimates will be achieved. Actual results could differ materially from our expectations as a result of numerous factors, including the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, unforeseen circumstances that would cause us to allocate our resources elsewhere and similar uncertainties.


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Dependence on Key Executives and Personnel

      We rely on a number of key executives, including Dennis B. Gillings, Ph.D., our Chairman of the Board of Directors and Chief Executive Officer. We maintain key man life insurance on Dr. Gillings in the amount of $3 million. The departure of any key executive could have a material adverse effect on our operations or financial condition. In addition, our performance depends on our ability to attract and retain qualified management and professional, scientific and technical operating staff, as well as our ability to recruit qualified representatives for our contract sales services. We cannot assure you that we will be able to continue to attract and retain qualified personnel.

Potential Liabilities

      Potential Liabilities Arising From Contract Research Services

      We contract with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing. It is possible third parties could claim that we should be held liable for losses arising from any professional malpractice of the investigators with whom we contract or in the event of personal injury to or death of persons participating in clinical trials. We do not believe we are legally accountable for the medical care rendered by third party investigators, and we would vigorously defend any such claims. Nonetheless, it is possible we could be found liable for those types of losses.

      Since we have Phase I clinical trial facilities, we also could be liable for the general risks associated with a Phase I facility. These risks include, but are not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers.

      Potential Liabilities Arising From Other Services

      We also could be held liable for errors or omissions in connection with the services each of our service groups perform.

      Measures to Reduce Risk From Potential Liabilities.

      We attempt to reduce risk from potential liabilities through:

            -- contractual indemnification provisions with customers and investigators;

            -- insurance maintained by us, our customers and our investigators;

            -- various regulatory requirements, including the use of institutional review boards; and

            -- the procurement of each volunteer's informed consent to participate in a study.


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      You should note several aspects about our contractual indemnifications.
      First, they generally do not fully protect us against some of our own actions, such as negligence. Second, the terms and scope of each indemnification vary from customer to customer and from trial to trial. Finally, the financial performance of any of these indemnities is not secured. As a result, we bear the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations.

      Our professional liability insurance covers the worldwide territories in which we operate and includes drug safety issues, as well as data processing errors and omissions. We can offer you no assurance that we will be able to maintain this insurance on terms acceptable to us or that this insurance will cover all of our losses. We caution you that our financial condition could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim (1) outside the scope of or in excess of a contractual indemnification provision, (2) beyond the level of insurance coverage or (3) in the event that an indemnifying party does not fulfill its indemnification obligations.

Effect of Government Regulation

      Our contract research business benefits from the extensive governmental regulation of the drug development/approval process, particularly in the United States. From time to time legislation is introduced in the U.S. Congress to substantially modify regulations administered by the Food and Drug Administration, the agency governing this process. We believe the level of regulation is generally less burdensome outside the United States. Still, European countries are attempting to establish common standards for clinical testing of new drugs. This trend has caused changes in the various requirements currently imposed by each country. Some of the changes under consideration in the United States and elsewhere include mandatory substitution of generic drugs for patented drugs, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures. These and other changes in regulation could decrease the business opportunities available to us. In addition, any failure on our part to comply with applicable regulations could result in the termination of ongoing clinical research or sales and marketing projects or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on us.

Uncertainty in Healthcare Industry and Possible Healthcare Reform

      Changing political, economic and regulatory influences in the healthcare industry may affect the pharmaceutical, biotechnology and medical device industries. Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. Implementation of government healthcare reform may adversely affect research and development expenditures by these companies, which could decrease the business opportunities available to us. We cannot predict the likelihood of healthcare reform legislation being enacted or the effects such legislation would have on our operations.


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Exchange Rate Fluctuation Risks

      We derive a large portion of our net revenue from our operations outside the United States, as illustrated by the following table:


                                      % of Net Revenue from
                    Year              Foreign Operations
                    ====================================================
                    1997                    50.0%
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                    1996                    57.0%
                    ----------------------------------------------------
                    1995                    60.1%
                    ====================================================

      Factors associated with international operations, including changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances, could significantly affect our operations and financial results. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

            -- Foreign Currency Translation Risk. The revenue and expenses of our foreign operations are generally denominated in local currencies.

            -- Foreign Currency Transaction Risk. Our service contracts may be denominated in a currency other than the currency in which we incur expenses related to such contracts.

      We try to limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. Despite these efforts, we may still experience fluctuations in financial results from our operations outside the United States, and we cannot assure you that we will be able to favorably reduce our currency transaction risk associated with our service contracts.

Variation in Our Quarterly Results

      The results of our operations have been, and can be expected to be, subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including:

            --    the timing of start-up expenses for new offices;

            --    the completion of acquisitions;

            --    the completion or commencement of significant contracts;

            --    changes in the mix of services offered; and

            --    foreign exchange fluctuations.

      Because of these factors, we believe that you should not rely on quarterly comparisons of our financial results as an indication of our future performance.


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Volatility of Our Stock Price

      The market price of our common stock has been and may continue to be subject to wide fluctuations. Factors affecting our stock price may include (1) variations in operating results from quarter to quarter, (2) changes in earnings estimates by analysts, (3) market conditions in the industry and (4) general economic conditions.



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